

March 17, 2011

<u>Via Mail and Facsimile</u>

Jerry S. Rawls
Chairman of the Board
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

>   **Re: Finisar Corporation**
>   **Form 10-K for the Fiscal Year Ended April 30, 2010**
>   **Filed July 1, 2010**
>   **File No. 000-27999**

Dear Mr. Rawls:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 12</u>
<u>We will lose sales if we are unable to obtain government authorization to export certain of our products…, page 19</u>

1. Please tell us whether the possible inadvertent International Traffic in Arms Regulations violations included exports to Iran, Syria, Sudan or Cuba, countries identified by the State Department as state sponsors of terrorism.

2. We note a November 2007 news article discussing that you distribute your products in the Middle East. Iran, Syria and Sudan, countries generally

understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

For example, we note from your Form 10-K that Huawei is one of your customers. We note from a December 2008 news article that you received Huawei's Golden Core Partner award, your third award from Huawei; and that you supply a wide range of optical components to Huawei that are included in its telecommunications networking equipment. According to Huawei Technology's website, it has a commercial presence in Iran; according to a January 2011 news article, Huawei has contracts with Syrian Telecommunications Establishment; and according to a July 2010 news article, WiMAX ISP will use equipment provided by Huawei to launch WiMAX voice and data service in Sudan. Finally, according to October and November 2010 news articles, Huawei recently provided advanced telecommunications in Iran including military networking equipment to the country's Revolutionary Guard. Please clarify whether Huawei utilizes your products or services in its operations in Iran, Syria or Sudan.

3. Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan, including a discussion of the potential for reputational harm from your relationship with Huawei.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance